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                                         THE Offshore Drilling Company
                                         2000 W. Sam Houston Pkwy. S., Suite 800
                                         Houston, Texas 77042-3615
                                         Main 713.278.6000    Fax 713.278.6100
                                         www.theoffshoredrillingcompany.com

[TODCO LOGO]

December 14, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Alex Shukhman

      Re: Acknowledgments Related to Request for Acceleration of
          Effectiveness of Registration Statement on Form S-1 of
          TODCO (File No. 333-120651)

Ladies and Gentlemen:

      In response to the closing comments of the Staff of the Division of Corporation Finance contained in the letter dated December 10, 2004 from H. Roger Schwall, Assistant Director, with respect to the Registration Statement on Form S-1 (Registration No. 333-120651) (the "Registration Statement") of TODCO (the "Company"), the Company hereby acknowledges in connection with its request for acceleration of effectiveness of the Registration Statement that:

        o should the U.S. Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        o the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Yours very truly,


                                        /s/ Dale W. Wilhelm
                                        --------------------------------------
                                        Dale W. Wilhelm
                                        Vice President and Controller